Follow-Up Materials

82- SUBMISSIONS FACING SHEE[redacted]

MICROFICHE CONT

02034567

REGISTRANT'S NAME: Pacific Topaz Resources

*CURRENT ADDRESS:

PROCESSED
JUN 13 2002
THOMSON FINANCIAL

**FORMER NAME:

**NEW ADDRESS:

FILE NO. 82- 1285 FISCAL YEAR 11-30-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 6/10/02

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

X Schedule B
(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
PACIFIC TOPAZ RESOURCES LTD.	November 30, 2001	02/04/22

ISSUER'S ADDRESS 905 West Pender Street, Suite 501

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6C 1L6	604-669-5886	604-669-5819

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Raymond Roland	Director	604-669-5819

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
N/A	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Ray Roland"	RAYMOND ROLAND	02/04/22
"James Boyce"	JAMES BOYCE	02/04/22

(Electronic signatures should be entered in "quotations")

82-1285

AR/S 11-30-01

02 JUN -5 AM 11:

PACIFIC TOPAZ RESOURCES LTD.
QUARTERLY REPORT – FORM 51
for the year ended November 30, 2001

Schedule A. Financial Statements
– See consolidated financial statements attached

Schedule B. Supplementary Information

1. Analysis of expenses and deferred exploration costs

General and administrative expenses
– See consolidated financial statements attached

Acquisition and Deferred exploration costs	Nugget Queen Claims	Bo Lake Claims	Other Claims	Total
Balance, November 30, 2000	$ 284,541	$ 52,801	$ 2	$ 337,344
Acquisition costs				
Cash	-	25,000	-	25,000
Shares	-	40,000	-	40,000
	-	65,000	-	65,000
Deferred exploration costs				
Concession fee	240	-	-	240
Geological consulting	-	45,058	-	45,058
Assay and lab work	-	651	-	651
	240	45,709	-	45,949
Write-down	(109,781)	-	(2)	(109,783)
Balance, November 30, 2001	$ 175,000	$ 163,510	$ -	$ 338,510

2. Related party transactions:
– See Note 7 to the consolidated financial statements attached

3 Summary of securities issued and options granted during the period:

a) Common shares issued during the period:

Date	Type of Issue	Price	Number	Total Proceeds
Mar. 21/01	Acquisition of resource property	$0.40	100,000	$ 40,000

b) Summary of options granted: Nil

The Company has re-negotiated the terms of the option agreement and has received a deferment of obligations while resource markets recover. To earn a 100% interest in the claims, Pacific Topaz issued 100,000 shares in its capital stock, and was required to pay $207,500 ($175,000 still owing) over two years and incur exploration expenditures on the claims of at least $400,000 over 3.5 years. The renegotiated terms require the remaining $175,000 to be paid by May 2004 and exploration expenditures of $200,000 to be incurred by May 2005.

INVESTOR RELATIONS ACTIVITIES

No investor relations activities were undertaken by or on behalf of the Company during the period.

PACIFIC TOPAZ RESOURCES LTD.

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

November 30, 2001 and 2000

PACIFIC TOPAZ RESOURCES LTD.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
for the years ended November 30, 2001 and 2000

	2001	2000
General and Administrative Expenses		
Amortization	$ 8,936	$ 5,443
Automobile	1,390	7,632
Bank charges and interest	17,809	58,194
Consulting fee	-	18,952
Filing fees	5,145	10,634
Management fees	30,000	30,000
Office and miscellaneous – Note 7	14,804	11,525
Professional fees	40,594	36,792
Rent	18,000	18,000
Transfer agent fees	2,591	2,879
Travel and promotion	6,574	32,172
Loss before other items	(145,843)	(232,223)
Other items:		
Interest income	843	6,016
Property investigation costs	-	31,751
Loss on write-down of resource properties	(109,783)	-
Net loss for the year	(254,783)	(257,958)
Deficit, beginning of the year	(3,195,918)	(2,937,960)
Deficit, end of the year	$ (3,450,701)	$ (3,195,918)
Basic and diluted loss per share	$ (0.03)	$ (0.04)

SEE ACCOMPANYING NOTES

PACIFIC TOPAZ RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended November 30, 2001 and 2000

	2001	2000
Operating Activities		
Net loss for the year	$ (254,783)	$ (257,958)
Add items not affecting cash:		
Amortization	8,936	5,443
Loss on write-down of resource properties	109,783	-
	(136,064)	(252,515)
Changes in non-cash working capital balances related to operations:		
Accounts receivable	83,497	(95,789)
Prepaid expenses	1,272	3,170
Accounts payable	(12,918)	(41,920)
Note payable	2,796	2,615
	(61,417)	(384,439)
Investing Activities		
Increase in resource properties	(70,949)	(69,183)
Acquisition of capital assets	-	(34,167)
	(70,949)	(103,350)
Financing Activities		
Decrease in shares subscribed	-	(260,000)
Common shares issued for cash	-	737,157
Decrease in long-term debt	(55,000)	(50,000)
	(55,000)	427,157
Decrease in cash during the year	(187,366)	(60,632)
Cash, beginning of the year	198,149	258,781
Cash and term deposit, end of the year	$ 10,783	$ 198,149
Cash and term deposit consists of:		
Cash	$ 10,783	$ 168,149
Term deposit	-	30,000
	$ 10,783	$ 198,149

Non-cash Transaction – Note 8

SEE ACCOMPANYING NOTES

Note 2 Summary of Significant Accounting Policies – (cont'd)

(g) Fair Value of Financial Instruments

The carrying value of the Company's financial instruments consisting of cash and term deposit, accounts receivable, accounts payable, due to a director and note payable approximate fair value because of the short-term maturity of those instruments. The carrying value of long-term debt also approximates its fair value. Unless otherwise stated, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

(h) Income Taxes

Effective November 30, 2001, the Company retroactively has adopted the asset and liability method of accounting for income taxes, following new standards recommended by the Canadian Institute of Chartered Accountants ("CICA"). The effect of adopting the standards was not considered significant and did not impact amounts reported in prior years. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

Note 3 Capital Assets

	November 30, 2001			2000
	Cost	Accumulated Amortization	Net	Net
Automobile	$ 34,167	$ 13,838	$ 20,329	$ 29,043
Computer equipment	1,247	727	520	741
	$ 35,414	$ 14,565	$ 20,849	$ 29,784

Note 4 Resource Properties

	Acquisition Consideration	November 30, 2001	November 30, 2000
Acquisition Costs			
Nugget Queen claim group	Cash	$ 175,000	$ 207,500
	Shares	-	54,000
Bo Lake claim group	Cash	25,000	-
	Shares	40,000	-
Other claims	Cash	-	2
		240,000	261,502
Deferred Exploration Costs			
Bo Lake claims group		98,510	52,801
Nugget Queen claim group		-	23,041
		98,510	75,842
		$ 338,510	$ 337,344

Nugget Queen Claim Group

By a property purchase agreement dated April 29, 1999 and amended April 2002, the company acquired a 100% undivided interest in 24 contiguous mineral claims located in the Vancouver Mining Division of British Columbia for the following consideration:

i) Common Shares

Issuance of 100,000 common shares of the company for a value of $29,000.

ii) Cash

Payment of $207,500 to the vendor as follows:

i) $57,500 paid to November 30, 2000; and

ii) $175,000 by May 1, 2004 (disclosed as long-term debt for the year ended November 30, 2001).

iii) Work Commitment

Incurring $200,000 in exploration expenditures by May 1, 2005:

This agreement is subject to a 2.5% net smelter return royalty.

During the year ended November 30, 2001, the Company recorded a loss on write-down of $109,781 on these mineral claims.

Note 6 Share Capital – (cont'd)

Stock-based Compensation Plan

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the company's stock on the date of the grant.

A summary of the status of the stock option plan as of November 30, 2001 and 2000 and changes during the years ended on those dates is presented below:

	November 30, 2001		November 30, 2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of period	542,159	$0.43	-	-
Granted	-	-	542,159	$0.43
Outstanding and exercisable at end of year	542,159	$0.43	542,159	$0.43

At November 30, 2001, the company had 542,159 share purchase options outstanding entitling the holders thereof to acquire one common share for each option held at $0.43 until March 10, 2002.

(d) Escrow

At November 30, 2001, 87,499 common shares are held in escrow by the company's transfer agent. The release of these shares is subject to regulatory approval.

Note 7 Related Party Transactions

The company incurred office expenses of $Nil (2000: $4,000) charged by a company with a common director.

These expenditures were measured at the exchange amount which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

At November 30, 2001, accounts receivable include $10,000 (2000: $68,333) due from a director and a company with a common director.

At November 30, 2001, accounts payable include $7,751 (2000: $11,175) owing to a director of the company or companies with a common director.

On October 19, 2000, the company entered into a property option agreement to acquire a 50% interest in the Bo Lake Claim Group, with a company with a common director.

Note 8 Non-cash Transaction

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows. The following transaction has been excluded from the statement of cash flows:

During the year ended November 30, 2001, the company issued 100,000 common shares valued at $40,000 in respect to a resource property acquisition.

Note 9 Corporate Income Tax Loss Carry-Forwards

At November 30, 2001, the company has accumulated non-capital losses totalling $1,136,206, which are available to offset future year's taxable income. These losses expire as follows:

2002	$ 53,337
2003	142,334
2004	167,316
2005	210,743
2006	207,986
2007	218,426
2008	136,064
	$ 1,136,206

The company has accumulated net capital losses of $49,733 which are available to offset future year's taxable capital gains.

The company has accumulated Canadian exploration and development expenses of $1,523,284, which may be applied to offset future year's taxable income at various rates per year.

The potential tax benefit of these losses and expenses, if any, has not been recorded in these financial statements.